HAMMERHEAD ENERGY INC.

Certificate of an Officer

Subparagraph 2.20(c) of National Instrument 54-101

Communications with Beneficial Owners of Securities of a Reporting Issuer

("NI 54-101")

TO: Alberta Securities Commission

 Ontario Securities Commission

RE: Special meeting of shareholders of Hammerhead Energy Inc. (the "Company") to be held on December 20, 2023 (the "Meeting")

The undersigned, in his capacity as an officer of the Company and not in his personal capacity and without personal liability, hereby certifies for and on behalf of the Company, that the Company:

(a) made arrangements to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of NI 54-101;

(b) made arrangements to have carried out in connection with the Meeting all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c) is relying on Section 2.20 of NI 54-101 to abridge the time periods prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101.

DATED this 20th day of November, 2023.

HAMMERHEAD ENERGY INC.

Per:	(signed) "Michael Kohut"
Michael Kohut Senior Vice President and Chief Financial Officer